The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

June 2, 2010

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Wednesday, June 2, 2010

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Wednesday, June 2, 2010, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 11:00 a.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2010, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on May 3, 2010 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Toronto time) on June 1, 2010 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on May 4, 2010.

BY ORDER OF THE BOARD OF DIRECTORS
                                                        J. Scott Pagan
EVP, Corporate Development, General Counsel & Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Wednesday, June 2, 2010

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Wednesday, June 2, 2010 at 11:00 a.m. (Toronto time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Toronto time) on June 1, 2010 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 883-4442, at any time up to 11:00 a.m. (Toronto time) on June 1, 2010, or in the case of any adjournment of the Meeting, 11:00 a.m. (Toronto time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy with respect to a particular matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at May 3, 2010, the Corporation had 61,468,577 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed May 3, 2010 as the record date for the Meeting. Shareholders of record at the close of business on May 3, 2010 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

At least two people present at the Meeting, in person or by proxy, holding or representing by proxy not less than 20% of the Common Shares entitled to vote at the Meeting shall constitute a quorum at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of votes cast at the Meeting, whether in person or by proxy, will constitute approval of any matter submitted to a vote.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at May 3, 2010, no person or company beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares except for the following:

Acuity Investment Management Inc., which reported on April 9, 2010 that it beneficially owned or controlled or directed, directly or indirectly, 7,848,200 Common Shares, representing 12.77% of the Common Shares outstanding as at May 3, 2010.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 29, 2010, the last business day of fiscal 2010. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.0693.

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2010 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.           Election of Directors

The number of directors to be elected at the Meeting is six. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Nominating Committee, are listed under the heading “Director Nominees” in the table below. All nominees are currently directors of the Corporation.

The Board of Directors has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Common Shares	Deferred Share Units	Restricted Share Units	Stock Options
David I. Beatson Hillsborough, California, U.S.A. Member of the Audit Committee Chair of the Compensation Committee	2006	0	10,832	5,856	60,000
Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Michael Cardiff Toronto, Ontario, Canada	2007	0	8,457	11,541	0
Mr. Cardiff is the Chief Executive Officer of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Accelerents' clients include private equity and venture capital firms, as well as public and private corporations. In his role at Accelerents, from 2005 to 2006, Mr. Cardiff was President and CEO at Inea Corporation, a provider of business performance management software for financial institutions, and led its sale to Cartesis Corp. Prior to his role at Inea, from 2003 to 2005, Mr. Cardiff was President and CEO of Fincentric Corporation, a software provider for global financial institutions. Prior to his role at Fincentric, from 1999 to 2003, Mr. Cardiff was Executive Vice President of business and technology solution provider EDS Canada Inc. Mr. Cardiff serves on the boards of directors of public and private companies, including Burntsand Inc. (TSX:BRT) and Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS).

J. Ian Giffen, C.A. Toronto, Ontario, Canada Chairman of the Board Chair of the Audit Committee Member of the Corp. Governance Committee Member of the Nominating Committee	2004	20,000	28,172	8,437	30,000
Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor to, and board member of, software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of publicly-traded Absolute Software Corporation (TSX:ABT), MKS Inc. (TSX:MKX) and Ruggedcom Inc. (TSX:RCM), as well as a director/advisor to several private companies.

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member of the Corp. Governance Committee	2000	1,000	15,637	5,856	30,000
Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies.

Arthur Mesher Waterloo, Ontario, Canada Chief Executive Officer	2005	17,800	0	275,168	1,117,106
Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies.

Dr. Stephen Watt, B.Sc., M.Math, Ph.D. London, Ontario, Canada Member of the Compensation Committee Chair of the Corp. Governance Committee Chair of the Nominating Committee	2001	0	35,907	5,856	30,000
Dr. Watt is professor of Computer Science at the University of Western Ontario and served as Chair of the Computer Science department from 1997-2002. There, he directs the Ontario Research Centre for Computer Algebra. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and professor at the University of Nice. Dr. Watt's areas of research include computer algebra, programming languages, compiler implementation and pen-based computing. Dr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt has also served as a director of Waterloo Maple Inc. and currently serves as a director of The Fields Institute for Research in Mathematical Sciences. Dr. Watt served as Chairman of the Board of the Corporation from September 2003 to May 2007.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2010 (“fiscal 2010”) and the fiscal year ended January 31, 2009 (“fiscal 2009”), the Corporation incurred the fees set out below for the services of Deloitte & Touche LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.

Audit Fees
Audit fees were approximately $457,616 for fiscal 2010 as compared to $299,984 for fiscal 2009. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements and the accompanying attestation report regarding the Corporation’s internal control over financial reporting contained in the Corporation’s Annual Report on Form 40-F, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees
Audit-related fees were approximately $201,167 for fiscal 2010 as compared to $105,954 for fiscal 2009. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

Tax Fees
There were no fees for tax services for fiscal 2010 or fiscal 2009.

All Other Fees
There were no fees for other services for fiscal 2010 or fiscal 2009.

In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

SHARE-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans
The following table sets out, as of January 31, 2010 and May 3, 2010, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2010 (61,410,877) and May 3, 2010 (61,468,577).

Plan Category		(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (#)		(B) Weighted-average exercise price of outstanding options, warrants and rights ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by shareholders (1)	As of January 31, 2010	3,742,112	(6.1%)	Cdn.$3.80	433,307	(0.7%)
	As of May 3, 2010	3,787,912	(6.2%)	Cdn.$3.87	329,807	(0.5%)
Equity compensation plans not approved by shareholders(2)	As of January 31, 2010	134,628	(0.2%)	Cdn.$6.23	-
	As of May 3, 2010	219,927	(0.4%)	Cdn.$6.30	-
TOTAL	As of January 31, 2010	3,876,740	(6.3%)	Cdn.$3.88	433,307	(0.7%)
	As of May 3, 2010	4,007,839	(6.5%)	Cdn.$4.00	329,807	(0.5%)
Notes:
(1) The Corporation’s 1998 Stock Option Plan, described in more detail below, is the only equity compensation plan that has been approved by shareholders.
(2) The equity compensation plans not approved by shareholders, described in more detail below, consist of two plans and other options grants which the Corporation assumed or granted in connection with acquisitions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans and grants, but no post-acquisition grants under such plans have been made or will be made.

1998 Shareholder Approved Stock Option Plan
The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders. Eligible participants (“Participants”) under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies, as at each of January 31, 2010 and May 3, 2010, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). No options may be granted to any non-executive director if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares.

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting rules for employee grants are annual vesting over five years, and the typical vesting rules for directors and executive officers are quarterly vesting over three to five years. The terms of the options are also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All options that have been granted pursuant to the 1998 Stock Option Plan to-date have terms of seven years, other than a single grant in 2001 for 109,091 options that had a 10-year term. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following such trading black-out.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board of Directors to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options, other than to a personal retirement savings plan, is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1998 Stock Option Plan or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the 1998 Stock Option Plan; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option shall be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (vii) any amendment that would reduce the exercise price of an outstanding option; (viii) any amendment that would permit assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; and (x) any amendment that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange (the “TSX”) and NASDAQ).

Any amendment to the 1998 Stock Option Plan other than those listed above may be made by the Board of Directors without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (ii) the early termination provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants; (iv) the suspension or termination of the 1998 Stock Option Plan; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ). Any such amendments remain subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and other requirements of applicable law.

As of May 3, 2010, an aggregate of 4,537,068 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 7.4% of the 61,468,577 Common Shares outstanding as of May 3, 2010 (without adjustment in respect of the Corporation’s acquisition of 11,578,000 of its Common Shares on July 17, 2003).

Non-Shareholder Approved Stock Option Plans
The Corporation has two employee stock option plans and three employee stock option grants not approved by shareholders, which plans and grants are substantially similar to the 1998 Stock Option Plan described above except as specifically identified in this section. Under these plans and grants the Corporation assumed obligations in connection with acquisitions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans or grants have been, or will be, made.

The Corporation assumed the Centricity Stock Incentive Plan in connection with its acquisition of Centricity, Inc. (formerly known as GlobalTran, Inc.) in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian, legal representative or other representative approved by the Board of Directors. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date. Options expire 90 days after employment termination; provided that options expire immediately if employment is terminated for cause as defined in the plan. Vesting of options ceases on employment termination, regardless of the manner of such termination.

The Corporation assumed the ViaSafe Amended and Restated Stock Option Plan (the “ViaSafe Option Plan”) in connection with its acquisition of ViaSafe Inc. in April 2006. The ViaSafe Option Plan is substantially similar to the 1998 Stock Option Plan. Grants made pursuant to the ViaSafe Option Plan vest in equal installments over a period of five years from the date of the grant, and expire seven years from the date of the grant. No grants have been made pursuant to the ViaSafe Option Plan subsequent to the completion of the acquisition.

On February 5, 2009, in connection with the Corporation’s acquisition of the US and Canadian logistics businesses of Oceanwide Inc. (“Oceanwide”), the Corporation granted an option to purchase 40,000 Common Shares with an exercise price of Cdn.$3.44 to Jonathan Wasserman, former chief operating officer of Oceanwide and current Senior Vice President, Compliance Solutions of the Corporation. The option is granted on terms substantially similar to the 1998 Stock Option Plan, vests in equal installments over a period of five years from the date of the grant, and expires seven years from the date of the grant.

On April 14, 2010, in connection with the Corporation’s acquisition of Zemblaz NV (formerly denominated Porthus NV, “Porthus”), the Corporation granted inducement options to purchase 50,000 Common Shares to each of Porthus CEO, Luc Burgelman, and Porthus COO, Frank Hamerlinck, in each case in the names of the management companies they represent. The options have an exercise price of Cdn.$6.32. Each of these option grants, subject to the terms of the individual grant agreements, vests in equal annual instalments over a period of five years from the date of the grant and expires seven years from the date of the grant. Each of Mr. Burgelman and Mr. Hamerlinck are serving as senior vice presidents of the Corporation. The options were granted on terms substantially similar to the 1998 Stock Option Plan.

Directors’ DSU Plan
The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board of Directors. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which the DSU will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the eligible director.

RSU Plan
The Corporation adopted a restricted share unit plan (the “RSU Plan”) effective May 23, 2007. Pursuant to the RSU Plan, full-time employees and outside directors are eligible to receive restricted share units (“RSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested RSU, with each RSU having a value equal to the market price of the Common Shares, which under the RSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the RSUs may be set out in a separate grant agreement, provided that all RSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of RSUs relates were rendered. Vested RSUs must be paid out by the Corporation within thirty (30) days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the RSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the RSU Plan. The Corporation may amend the RSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in RSUs granted prior to the date of amendment without the consent of the participant.

EXECUTIVE COMPENSATION

Compensation Committee Report

Our Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, our Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular. This report is provided by the following independent directors, who comprise our Compensation Committee:

David Beatson (Chair), Michael Cardiff and Dr. Stephen Watt

Compensation Discussion and Analysis

Overview of Compensation Program
The Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for making recommendations to the Board with respect to the compensation of our principal executive officer, principal financial officer and our three most highly compensated executives, other than our principal executive officer and principal financial officer (collectively, the “Named Executive Officers”). Our Compensation Committee ensures that total compensation paid to our Named Executive Officers is fair and reasonable and consistent with our compensation philosophy.

The Named Executive Officers who are the subject of this Compensation Discussion and Analysis are:
•	Arthur Mesher — Chief Executive Officer;
•	Stephanie Ratza — Chief Financial Officer;
•	Edward Ryan — EVP, Global Field Operations;
•	J. Scott Pagan — EVP Corporate Development, General Counsel & Corporate Secretary; and
•	Chris Jones — EVP Solutions and Services.

Compensation Oversight Process and Use of Compensation Consultants
Our Compensation Committee has responsibility for the oversight of executive compensation and makes compensation recommendations to the Board for final approval. We seek the advice of outside compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by our Compensation Committee in discussion with our management. The consultants provide our Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist our Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation.

During fiscal 2009, the Compensation Committee engaged Towers Perrin Inc. (now Towers Watson, “Towers Watson”), a human resources consulting services provider, to provide compensation analysis and advice. Our Compensation Committee instructed Towers Watson to provide the Compensation Committee with analysis and advice regarding current executive compensation practices. Such analysis and advice included:

Executive Compensation – Towers Watson benchmarked our compensation practices and policies with respect to our five most senior positions against two competitive samples in order to allow us to place our compensation practices for these positions in a market context. The first sample was a survey sample of general industry organizations with revenues less than Cdn.$500 million. The second sample was derived from a proxy statement review of a group of 10 similarly-sized, publicly-traded industry companies. The companies in these sample sets are set forth below in this Circular. This benchmarking included a review of base salary, short-term incentives, total cash compensation levels, long-term incentives and total direct compensation.

Long-Term Equity Incentives – Towers Watson reviewed our existing long-term equity incentive alternatives, including their respective advantages, disadvantages, and their US and Canadian tax and accounting implications.

Director Compensation – Towers Watson benchmarked our director compensation practices and policies against a peer group consisting of approximately 10 similarly-sized, publicly traded industry comparators in order to allow us to place our compensation practices for the Board of Directors and its committees in a market context. This benchmarking included annual cash retainers, stock retainers and/or equity incentives, board and committee meeting fees, committee retainers, committee chair retainers and chairman of the board compensation.

In reaching its conclusions, the Compensation Committee considered Towers Watson’s analysis and advice, as well as any other factors the Compensation Committee considered appropriate. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and reflect factors and considerations in addition to the information and recommendations provided by Towers Watson.

Neither Towers Watson nor any other compensation consultant was retained in fiscal 2010 to provide advice in respect of executive compensation. No substantive changes were made to the structure of executive compensation in fiscal 2010 as compared to fiscal 2009.

In April 2010, the Corporation retained a consultant to review our 1998 Stock Option Plan using the proxy voting standards of the institutional investment community.

Our Compensation Committee considers the impact of tax and accounting treatment for the different types of compensation programs it approves and aims to ensure that our compensation programs comply with tax, regulatory and accounting requirements in both the United States and in Canada, as well as with applicable securities laws in the United States and in Canada.

Our Compensation Committee met four times during fiscal 2010. Management assists in the coordination and preparation of the meeting agenda and materials for each meeting, which are reviewed and approved by the chairman of our Compensation Committee. Following the approval of the chairman of our Compensation Committee, meeting materials are generally delivered to the other Compensation Committee members and invitees, if any, for review in advance of each meeting.

Role of Executive Officers in the Compensation Process
Our Compensation Committee recommends all compensation decisions with respect to our executive officers to the Board for the Board’s approval. While our Compensation Committee alone makes all recommendations with respect to Mr. Mesher’s compensation, our Compensation Committee considers the recommendations of Mr. Mesher when making compensation decisions regarding all other Named Executive Officers. Our Board conducts the initial discussions and makes the initial decisions with respect to the compensation of Mr. Mesher in a special session from which management (including Mr. Mesher) is absent. Then, our Chairman of the Board communicates its decisions and provides further discussion regarding compensation of executives, including Named Executive Officers, in an executive session in which management is allowed to attend.

Management works with outside compensation consultants, as appropriate, by providing internal information as necessary to facilitate comparisons of our compensation programs to those programs of our peers and competitors.

Compensation Philosophy
We believe that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. Our compensation philosophy is based on three fundamental principles:

Strong link to business strategy — Descartes’ short- and long-term goals should be reflected in our overall compensation program;
Performance sensitive — compensation should be linked to operating performance of our organization and fluctuate with performance; and
Market relevant — our compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new recruits.

Since our organization’s philosophy is to act as one networked enterprise and we operate in one business segment, our compensation package is based primarily on results achieved by the Corporation as a whole. In addition, the Named Executive Officers also have a minority element of their reward package determined by their performance against individual goals that are considered by the Compensation Committee and, in the case of Named Executive Officers other than the CEO, the CEO, in making compensation recommendations.

Compensation Objectives
The objectives of our executive compensation program are as follows:
1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.
To evaluate executive performance on the basis of key financial measurements which we believe closely measure the performance of our business, such as adjusted net income (“ANI”), which is a non-GAAP measure. A description and definition of ANI used by the Corporation, as well as a reconciliation of ANI to net income for fiscal 2010, is included at Schedule “A” to this Circular; and

4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers
We seek to attract and retain high performing executives by offering (a) competitive compensation; and (b) an appropriate mix and level of short-term and long-term financial incentives.

a.	Competitive Compensation

Aggregate compensation for each Named Executive Officer is designed to be competitive. We research and refer to the compensation practices of similarly situated companies in determining our compensation policy. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total compensation.

Our Compensation Committee reviews data related to compensation levels and programs of companies that are similar in size to Descartes and/or operate within our market in the technology industry as one aspect of its assessment of executive compensation. As indicated above, in fiscal 2009, the consultant hired by our Compensation Committee performed an assessment of the compensation of our Named Executive Officers. No similar benchmarking was performed in fiscal 2010. The consultant used a benchmarking process that compares material elements of our compensation programs to a peer group with similar revenues and business characteristics. The purpose of this process was to:
•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to this peer group;

•	Identify and understand any significant differences that may exist between existing compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for developing salary adjustments and short- and long-term incentive awards for our Compensation Committee’s consideration.

In this research, the Compensation Committee worked with the consultant to perform a benchmark analysis with respect to all material elements of compensation. During fiscal 2009, the benchmarking was against two sample groups. The first sample was a survey sample of general industry organizations with revenues of less than Cdn.$500 million. The second sample was a group of 10 similarly-sized, publicly-traded technology industry companies whose public executive compensation disclosure was reviewed. The two competitive samples were as follows:

Survey Sample
Cryptologic Inc.	Emergis Inc.
Gentry Resources Ltd.	Great Canadian Gaming Corporation
Grey Wolf Exploration Inc.	Mavrix Fund Management Inc.
Niko Resources Ltd.	Novatel Inc.
Open Text Corporation	QLT Inc.
Saxon Financial Inc.	Sierra Wireless
TeraGo Networks Inc.	Tesco Corporation
TransGlobe Energy Corporation	Vero Energy Inc.

Proxy Sample
20-20 Technologies Inc.	Axia NetMedia Corp.
EasyLink Services International Corp.	I2 Technologies Inc.
Kewill Systems Corp.	Logility Inc.
Manhattan Associates Inc.	MKS Inc.
Versatile Systems Inc.	XATA Corp.

b.	Appropriate Mix of Short- and Long-Term Financial Incentives

To motivate our executives to achieve our short-term corporate goals, all of our Named Executive Officers are eligible for our variable short-term incentive plan. Awards made under the short-term incentive plan are made by way of cash payments or, at the election of the Named Executive Officer, in RSUs that vest over a future period of time.

Our practice in the past has been to provide long-term incentive compensation to our Named Executive Officers in the form of (i) periodic grants of stock options which generally vest over a service period of five years, and (ii) RSU grants which generally vest and are paid over a period of three- to five-years. These grants are in addition to any grants made upon the hiring of the Named Executive Officer. These grants are generally not subject to performance or other conditions attached to them. However, as described in more detail below, in fiscal 2009 certain Named Executive Officers (including the CEO) received additional long-term incentive compensation grants in the form of stock options and RSUs that were conditional on the continued employment of the Named Executive Officer.

We attempt to provide a mix of variable short- and long-term financial incentives to Named Executive Officers each year, with greater emphasis on long-term incentives as part of the total compensation package than short-term incentives. We believe that the appropriate mix of short- and long-term incentives will vary depending on the role of the Named Executive Officer and the corporate goals we wish to incentivize that Named Executive Officer to achieve.

Further information regarding the determination and the mechanics of our short-term and long-term incentives is detailed in the following section which discusses the alignment of the Named Executive Officer’s interests with the interests of Descartes’ shareholders.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. Our objective is to facilitate an increase in shareholder value through the achievement of these corporate goals under the leadership of the Named Executive Officers working in conjunction with all of our valued employees.

We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value. We believe that our focus on this compensation principle and our corporate goals during the period of Mr. Mesher’s leadership has contributed to the Corporation’s Common Share price outperforming the market indices set out below over that same period. Included below is a graph which compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last five fiscal years, being the five fiscal years since Mr. Mesher was appointed CEO.

	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010
Actual Data (Cdn.$)
Descartes (DSG)	2.23	3.85	4.61	3.77	3.32	6.32
S&P/TSX Composite Index	9204.00	11945.64	13034.12	13155.10	8694.90	11094.31
NASDAQ Composite Index	2062.41	2305.82	2463.93	2389.86	1476.42	2147.35
Software & Services Industry Subgroup	612.28	600.89	685.29	754.91	728.56	953.15
Nominal Data (Cdn.$)
Descartes (DSG)	100	173	207	169	149	283
S&P/TSX Composite Index	100	130	142	143	94	121
NASDAQ Composite Index	100	112	119	116	72	104
Software & Services Industry Subgroup	100	98	112	123	119	156

The above graph illustrates that the performance of the Corporation’s Common Share price over this five-year period (the “Common Share Five-Year Performance”) has exceeded the listed market indices over the same period. A discussion of how this performance trend compares to the trend in the Corporation’s compensation to Named Executive Officers reported in this Circular is included below in each of the elements of Named Executive Officer compensation.

For fiscal 2010, the three basic components of our executive officer compensation program were as follows: (a) fixed salary and benefits; (b) variable short-term incentives; and (c) variable long-term incentives.

a.	Fixed Salary and Benefits

Fixed salary and benefits comprise a portion of the total cash-based compensation; however, variable short-term incentives and long-term incentives represent a significant component of total cash-based compensation. Compensation that is “at risk” means compensation that may or may not be paid to the respective executive officer depending on whether the individual is able to meet or exceed his or her applicable performance targets (including corporate performance targets). Although long-term incentives is compensation that is “at risk”, it is an additional incentive used to promote long-term value, and does not represent compensation that is “at risk” in the short-term. The greater the Named Executive Officer’s impact is upon driving the business results, the higher the risk/reward portion of the compensation. The chart below provides the approximate composition of the total short-term cash-based compensation each Named Executive Officer was eligible for in fiscal 2010:

Named Executive Officer	Fixed Salary % (“Not at Risk”)	Short-Term Incentive % (“At Risk”)(1)
Arthur Mesher	67	33
Stephanie Ratza	78	22
Edward Ryan	59	41
J. Scott Pagan	77	23
Chris Jones	80	20
(1) Excludes stock options and RSUs whose value is at risk with the value of the Corporation’s share price.

The base salary for our Named Executive Officers is reviewed annually. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Our Compensation Committee obtains information regarding competitive market conditions through the assistance of our management and outside compensation consultants, as applicable.

In reviewing base salary, the performance of each Named Executive Officer is evaluated. The performance of each of the Named Executive Officers other than Mr. Mesher is assessed by Mr. Mesher, in his capacity as the direct supervisor of the four other Named Executive Officers. Our Board assesses the performance of Mr. Mesher.

Recommendations for adjustments to base salary for Named Executive Officers other than Mr. Mesher, if any, are made by Mr. Mesher to our Compensation Committee for consideration which, following its review and assessment process described above, approves salary of those Named Executive Officers pursuant to authority delegated to it by the Board of Directors. For Mr. Mesher, our Board conducts the initial discussions and makes the initial decisions with respect to Mr. Mesher in a special session from which management is absent. Our Board communicates its decisions directly to Mr. Mesher and provides further discussion in an executive session that management attends.

We also provide various employee benefit programs to all of our employees, which include but are not limited to, medical health insurance; dental insurance; life insurance; and, tax-based retirement savings plans matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

For the tax-based retirement savings plan matching contributions, Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000.

The only increases to Named Executive Officer fixed salary and benefits over the previous five-year period were in fiscal 2008 to both Mr. Mesher and Mr. Pagan, while the Common Share Five-Year Performance has outperformed market indices over this same five-year period.

b.	Variable Short-Term Incentives

The amount of the variable short-term incentive payable to each Named Executive Officer is based on the ability of each Named Executive Officer to meet pre-established, company-wide qualitative and quantitative corporate objectives related to improving shareholder value, which are approved by our Board, such as revenues and ANI for the fiscal year. Revenues are measured as actual revenues, as derived from the “Revenues” line of our audited annual consolidated statements of operations, with no adjustments or other alterations made to this figure. ANI, which is intended to reflect the operational effectiveness of the Corporation’s leadership, is described and defined at Schedule “A” to this Circular, as well as a reconciliation of ANI to net income for fiscal 2010.

For Mr. Mesher, the amount of variable short-term incentive, if any, that he is awarded is determined on an annual basis in the discretion of the Compensation Committee. In exercising its discretion, the Compensation Committee considers the performance of the Corporation and Mr. Mesher, taking in to account factors that include a comparison of the Corporation’s targeted revenues and ANI to the Corporation’s actual revenues and ANI and the performance of the Corporation’s Common Shares in the public market over the year.

For the Named Executive Officers other than Mr. Mesher and Mr. Ryan, the amount of variable short-term incentive, if any, that is awarded is determined on an annual basis in the discretion of the Compensation Committee. In exercising its discretion, the Compensation Committee considers the revenues and ANI performance of the Corporation (as described above) and Mr. Mesher’s recommendation for each such Named Executive Officer.

For the Named Executive Officers other than Mr. Ryan, the amount of any variable short-term incentive is paid in cash or, at the election of the applicable Named Executive Officer, in RSUs vesting and paid over a period of three years from the fiscal year in which the variable short-term incentive was earned.

Mr. Ryan is eligible to earn variable short-term incentives of up to $35,000 per quarter based on the Corporation achieving and exceeding corporate-wide quarterly revenue and ANI targets, determined as follows: (i) $12,500 if the Corporation achieves its quarterly revenues target; (ii) $12,500 if the Corporation achieves its quarterly ANI target; and (iii) 1% of revenues in excess of the Corporation’s quarterly revenues target, up to a maximum of $10,000. The amount, if any, of variable short-term incentives that Mr. Ryan is entitled to in respect of a fiscal period is calculated by the Chief Financial Officer and reviewed by the Chief Executive Officer prior to payment to Mr. Ryan.

In general, over each of the previous five years, the Compensation Committee has awarded to Named Executive Officers those portions of the variable short-term incentives that are dependent on the Corporation achieving its corporate targets, consistent with the Common Share Five-Year Performance outperforming market indices in each of the applicable fiscal years.

c.	Variable Long-Term Incentives

We periodically grant options to our Named Executive Officers and to our other employees and new-hires. During each quarter, our Board and Compensation Committee conducts meetings in which it reviews and may approve grants of options. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO other than for contemplated grants to the CEO. The Board and Compensation Committee consider previous grants that have been made to an individual in considering whether or not to make new grants to an individual.

The grant dates for these options abide by the provisions of our Insider Trading Policy, which states, in part, that stock options may not be granted during a black-out period. Generally, our black-out period begins on the fifteenth day of the last month of each quarter and ends at the beginning of the second trading day following the date on which our quarterly or annual financial results, as applicable, are publicly released. If our Board approves the issuance of stock options during a black-out period, these stock options are not granted until the black-out period is over.

With respect to stock option grants, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	The Named Executive Officers and others who are entitled to participate in the stock option plan;
•	The number of options to be granted under the plan in general and to each recipient in particular;
•	The exercise price for each stock option granted;
•	The date on which each option is granted;
•	The exercise period for each stock option;
•	The expiration date of the stock option; and
•	The other material terms and conditions of each stock option grant.

Our Board makes these determinations subject to the provisions of the 1998 Stock Option Plan. Gains from prior option grants are not considered when setting the amount of long-term incentive awards, or any other compensation elements, to any Named Executive Officer.

We also periodically grant RSUs to our Named Executive Officers and to our other employees. During each quarter, our Board and Compensation Committee conducts meetings in which it reviews and may approve the grant of RSUs. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO (except for contemplated grants to the CEO). As with stock options, grants of RSUs are generally not made during a black-out period. Grants of RSUs to Named Executive Officers may have quarterly or annual vesting provisions over a period of three- to five-years.

We have granted variable long-term incentives to each of the Named Executive Officers during the five-year period ended January 31, 2010. As such incentives are Common Share-based, the compensation earned by each Named Executive Officers from such incentives has increased over this period, reflecting the Common Share Five-Year Performance and its outperformance of market indices over this period.

3.	Evaluating Executive Performance

Our Board, our Compensation Committee and our management have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of the variable short-term incentives and long-term incentives to award to each Named Executive Officer.

Our Board approves a budget at the outset of each fiscal year which includes annual corporate financial targets for the Named Executive Officers. These corporate financial targets are considered and established in two levels for each of annual revenue and annual ANI: (i) a minimum level; and (ii) a high-performance level. While targets are established on an annual basis, the targets are also broken down by quarter to enable the Compensation Committee to monitor the Corporation’s progress towards achievement of the targets. The revenue and ANI targets are weighted equally by the Compensation Committee for the purposes of determining what, if any, variable short-term incentive compensation is payable. The minimum annual target must be achieved for any variable short-term incentive to be payable in respect of such target. While the amount of any variable short-term compensation is ultimately determined at the discretion of the Board on receiving the recommendation of the Compensation Committee, and considering factors including the individual performance of the applicable Named Executive Officer, corporate performance against the minimum high-performance targets for revenues and ANI is heavily weighted in that determination.

The following table details the Corporation’s fiscal 2010 quarterly minimum and high-performance targets for both revenues and ANI for purposes of the Named Executive Officers’ variable short-term compensation, in millions of US dollars, and the Corporation’s approximate actual unaudited reported revenues and ANI results for the applicable corresponding periods. A description and definition of Adjusted Net Income used by the Corporation, as well as a reconciliation of ANI to net income for the applicable periods, is included at Schedule “A” to this Circular:

Fiscal Periods	F2010 Revenue Minimum Targets	F2010 Revenue High Performance Targets	F2010 Revenue Actual	F2010 ANI Minimum Target	F2010 ANI High Performance Target	F2010 ANI Actual	F2010 Net Income
Q1	$16.3	$17.0	$17.4	$3.8	$4.4	$4.7	$2.2
Q2	16.2	17.7	18.6	4.1	4.7	5.2	0.8
Q3	17.0	17.9	18.9	4.4	5.0	5.2	1.0
Q4	16.0	18.1	18.9	4.5	5.1	5.2	10.3
Fiscal 2010	65.5	70.7	73.8	16.7	19.2	20.3	14.3

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating short-term compensation. Over fiscal 2010, the price of the Corporation’s Common Shares changed as follows:

Market	February 1, 2009	January 31, 2010	% Change
TSX (Cdn.$)	$3.38	$6.32	87% increase
NASDAQ ($)	$2.73	$5.93	117% increase

In addition to measurement of these quantitative performance metrics, each Named Executive Officer is qualitatively measured on his or her contribution to the development and execution of the Corporation’s business on a short- and long-term basis. For Named Executive Officers other than Mr. Mesher, the evaluation is completed through one-on-one interviews between the Named Executive Officer and Mr. Mesher. For Mr. Mesher, the Compensation Committee evaluates his performance through its own interview of Mr. Mesher as well as by soliciting comments from other directors and members of management. Factors considered include the Named Executive Officer’s contributions to infrastructure development, merger and acquisition activity, strategic planning and initiatives and customer service.

4.	Tying Compensation to Measurements of Performance

We determine targeted amounts of variable short-term incentives for each Named Executive Officer at the beginning of the fiscal year. The targeted amounts are calculated as a percentage of the Named Executive Officer’s annual salary or an absolute dollar amount based on market review and on an individual’s ability to influence the overall outcome.

As indicated above, no variable short-term incentive payments are payable unless the minimum quantitative targets have been achieved. While the amount of any variable short-term compensation is ultimately determined at the discretion of the Board on receiving the recommendation of the Compensation Committee and considering factors including the individual performance of the applicable Named Executive Officer, corporate performance approaching the high-performance targets for both revenues and ANI is a strong indicator that all or a substantial proportion of the established variable short-term compensation should be payable to the Named Executive Officer. While the determination as to whether a target has been met is strictly formulaic, the Board reserves the right to make positive or negative adjustments if it considers adjustments to be appropriate. There is no maximum level of variable short-term compensation set, and accordingly no limit to what the Named Executive Officer may receive in the event that the targets established at the beginning of the fiscal year are exceeded.

We believe that each element of our compensation program requires strong performance from each of our Named Executive Officers to receive his or her targeted short-term compensation award. The following table shows the relative at-risk earnings of each Named Executive Officer by setting out the percentage of salary payable for fiscal 2010 for achieving the established targets (“On-Target Variable Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Variable Short-Term Incentive Eligibility (% of Base Salary)	On-Target Variable Short-Term Incentive Eligibility ($)
Arthur Mesher	Cdn.$340,000	50%	Cdn.$170,000
Stephanie Ratza	Cdn.$180,000	28%	Cdn.$50,000
Edward Ryan	$200,000	70%	$140,000
J. Scott Pagan	Cdn.$240,000	30%	Cdn.$72,000
Chris Jones	$200,000	25%	$50,000

Fiscal 2010 Compensation of Chief Executive Officer

Using the compensation philosophy, objectives and processes described above, the Compensation Committee reviewed the compensation of Mr. Mesher in fiscal 2010.

For fiscal 2010, the compensation of Mr. Mesher in his capacity as CEO was reviewed by the Compensation Committee. In developing its recommendations, the Committee considered all factors that it deemed relevant, with equal weighting, including: the operating performance and financial condition of the Corporation; Mr. Mesher’s duties, responsibilities and performance as an officer; the benchmarking evaluation performed by Towers Watson in fiscal 2009; current and historical compensation levels within the Corporation and for Mr. Mesher; and the Corporation’s desire to retain Mr. Mesher’s employment. A summary of Mr. Mesher’s fiscal 2010 compensation are included in the Summary Compensation table below.

When setting Mr. Mesher’s salary for fiscal 2010 and fiscal 2009, it was determined that a 3.5%, or approximately $10,000, increase to Mr. Mesher’s 2008 salary would be consistent with the benchmarking performed by Towers Watson, and would recognize Mr. Mesher’s ongoing contribution to the Corporation’s development. However, in light of the current economic environment and other matters, and with Mr. Mesher’s agreement, the Compensation Committee recommended to the Board of Directors that Mr. Mesher’s salary remain at its 2008 level of Cdn.$340,000 for both fiscal 2010 and fiscal 2009.

The Compensation Committee also determined that Mr. Mesher would be eligible to earn an additional 50% of his base salary, or Cdn.$170,000, as a variable short-term incentives based on the Corporation achieving or exceeding its fiscal 2010 corporate financial targets referenced above. If earned, the variable short-term incentives could be paid in cash or, at the election of Mr. Mesher, granted in the form of RSUs vesting quarterly over three years from the date of the grant.

Following the end of fiscal year 2010, the Compensation Committee considered various factors including, but not limited to, the following:
•	that the Corporation had exceeded its high performance ANI target;
•	that the Corporation met its high performance revenues target;
•	that the ability of the Corporation to achieve these financial results had been adversely impacted by foreign exchange movement and the general economic downturn;
•	that the price of the Corporation’s Common Shares had increased by 87% and 117% over the fiscal year on the TSX and NASDAQ, respectively;
•
that the Corporation had successfully completed two acquisitions in the fiscal year, announced its intention to acquire Porthus in the fiscal year (and subsequently completed the acquisition of Porthus), and completed one additional acquisition immediately following the end of the fiscal year;

•	Mr. Mesher’s significant contribution to corporate planning activities in fiscal 2010; and
•	that Mr. Mesher had continued and broadened his industry leadership role as a representative of Descartes.

After consideration of all factors deemed relevant, the Compensation Committee determined to award Mr. Mesher his maximum Cdn.$170,000 variable short-term incentive award. At Mr. Mesher’s election, he elected to receive the Cdn.$170,000 in the form of RSUs vesting quarterly over a three-year period. Accordingly, on April 14, 2010, Mr. Mesher was granted 26,688 RSUs then valued at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period.

In fiscal 2010, we announced our intention to commence a bid for Porthus (the “Porthus Bid”) that was conditional on at least 95% of Porthus’ outstanding shares being tendered to the bid. Following fiscal 2010, in February 2010, we commenced the bid. On March 19, 2010, we acquired 96.17% of Porthus’ outstanding shares and, on April 16, 2010, we purchased all remaining outstanding Porthus securities. The Compensation Committee considered Mr. Mesher’s contribution to the successful completion of the Porthus Bid and initial integration activities in fiscal 2011 and determined to grant him an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$85,000 by way of 13,344 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period.

The Compensation Committee’s principal focus in compensating Mr. Mesher in fiscal 2010 remained with a focus on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined that Mr. Mesher’s annual eligibility for his long-term incentives should be maintained at 150% of his base salary of Cdn.$340,000, being Cdn.$510,000. Accordingly, in connection with Mr. Mesher signing a new employment agreement in fiscal 2009 and as incentive to Mr. Mesher to remain as CEO through at least fiscal 2011, the Compensation Committee determined in fiscal 2009 to grant long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of Cdn.$1,530,000 in long-term incentives, as follows (collectively the “Mesher July 2008 Grants”):
•
The grant of 199,219 stock options with an exercise price of Cdn.$3.36, vesting quarterly over a period of five years from the date of the grant, with a fair value at the grant date of approximately Cdn.$255,000;

•	The grant of 81,994 RSUs vesting quarterly over a period of three years from the date of the grant, valued at approximately Cdn.$255,000 on the date of the grant;
•
The conditional grant of 199,219 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Mesher being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$255,000. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 81,994 RSUs, conditional on Mr. Mesher being continuously employed until February 1, 2009, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$255,000 on the date of the grant. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 199,218 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Mesher being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$255,000. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 81,993 RSUs, conditional on Mr. Mesher being continuously employed until February 1, 2010, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$255,000 on the date of the grant. Mr. Mesher has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

In addition to the foregoing terms, the Compensation Committee determined that if Mr. Mesher’s employment is terminated by the Corporation without cause, the stock options granted as part of the Mesher July 2008 grants shall be exercisable by Mr. Mesher for a period of 2 years after the termination event rather than the usual period of six months.

Mr. Mesher re-confirmed his non-competition, non-solicitation, confidentiality and other covenants in favour of the Corporation in the fiscal 2009 employment agreement. The amended employment agreement also provides for the payment of certain amounts in respect of unvested amounts from the Mesher July 2008 Grants if Mr. Mesher’s employment is terminated without cause or there is a change of control (as defined in Mr. Mesher’s employment agreement). A summary of the termination and change of control payments and other aspects of the amended employment agreement is included below in this Circular in the section entitled “Termination and Change of Control Benefits”.

Fiscal 2010 Compensation of Other Named Executive Officers

The compensation proposed by the CEO for the other Named Executive Officers for fiscal 2009 was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Compensation Committee in determining the level of compensation of the CEO and the compensation philosophy, objectives and process described in this Circular. A summary of the Named Executive Officers’ fiscal 2010 compensation is included in the Summary Compensation table below.

No adjustments were made to the base salaries of any Named Executive Officer in fiscal 2009. The Named Executive Officers, other than Mr. Ryan, were awarded variable short-term incentives in the amounts outlined in the “Short-term Incentives” table below. These variable short-term incentives payable to the Named Executive Officers, other than Mr. Ryan, were granted in the form of RSUs vesting quarterly over a period of three-years from the date of the grant, in the amounts identified in the “Short-term Incentives” table below.

Short-Term Incentives
Name	Short-term Incentives ($)	# of RSUs	Grant Price of RSU ($ per RSU)
Stephanie Ratza	Cdn.$50,000	7,849	Cdn.$6.37
J. Scott Pagan	Cdn.$72,000	11,303	Cdn.$6.37
Chris Jones	$40,000	6,329	$6.32

In addition, in light of their respective contributions to the successful completion of the Porthus Bid and initial integration activities in fiscal 2011, the Compensation Committee determined to grant (i) Mr. Pagan an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$36,000 by way of 5,651 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period; and (ii) Ms. Ratza an additional short-term incentive on April 14, 2010 in respect of fiscal 2011 of Cdn.$25,000 by way of 3,925 RSUs at a price of Cdn.$6.37 per RSU vesting quarterly over a three-year period.

Mr. Ryan’s variable short-term incentives for fiscal 2010 were all paid in cash as follows:

Fiscal Quarter	Amount Paid ($)
Q1	$35,000
Q2	$35,000
Q3	$35,000
Q4	$23,750

The following long-term incentives were granted to Named Executive Officers other than Mr. Mesher relating to or in respect of fiscal 2010:

J. Scott Pagan
Similar to the methodology described above for the grant of Mr. Mesher’s long-term incentives, after considering various factors, including the benchmarking completed by Towers Watson in fiscal 2009, the Compensation Committee determined that Mr. Pagan’s annual eligibility for long-term incentives should be maintained at 70% of his base salary of Cdn.$240,000, being Cdn.$168,000. In connection with Mr. Pagan signing an new employment agreement in fiscal 2009 and incentivizing Mr. Pagan to remain as EVP, Corporate Development, General Counsel and Corporate Secretary through fiscal 2011, the Compensation Committee determined to grant Mr. Pagan in fiscal 2009 long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of Cdn.$504,000 in long-term incentives, as follows (collectively the “Pagan July 2008 Grants” and referred to herein from time to time collectively with the Mesher July 2008 Grants and Jones July 2008 Grants (as defined below) as the “July 2008 Grants”):
•
The grant of 65,625 stock options with an exercise price of Cdn.$3.36, vesting quarterly over a period of five years from the date of the grant, with a fair value at the grant date of approximately Cdn.$84,000;

•	The grant of 27,010 RSUs vesting quarterly over a period of three years from the date of the grant, valued at approximately Cdn.$84,000 on the date of the grant;
•
The conditional grant of 65,625 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Pagan being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$84,000. Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 27,010 RSUs, conditional on Mr. Pagan being continuously employed until February 1, 2009, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$84,000 on the date of the grant. Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 65,625 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Pagan being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately Cdn.$84,000.  Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 27,009 RSUs, conditional on Mr. Pagan being continuously employed until February 1, 2010, vesting quarterly over a period of three years from the fulfillment of the condition, valued at approximately Cdn.$84,000 on the date of the grant.  Mr. Pagan has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

The Compensation Committee determined to amend Mr. Pagan’s employment agreement in fiscal 2009 to have Mr. Pagan re-confirm his non-competition, non-solicitation, confidentiality and other covenants in favour of the Corporation. The amended employment agreement also provides for the payment of certain amounts in respect of unvested amounts from the Pagan July 2008 Grants if Mr. Pagan’s employment is terminated without cause or there is a change of control (as defined in Mr. Pagan’s employment agreement). A summary of the termination and change of control payments and other aspects of the amended employment agreement is included below in this Circular in the section entitled “Termination and Change of Control Benefits”.

Chris Jones
Similar to the methodology described above for the grants of Mr. Mesher’s and Mr. Pagan’s long-term incentives, after considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined to maintain  Mr. Jones’ annual eligibility for long-term incentives at 26% of his base salary of $200,000, being $52,000. To incentivize Mr. Jones through fiscal 2011, the Compensation Committee determined to grant Mr. Jones in fiscal 2009 long-term incentives in respect of fiscal 2009, fiscal 2010 and fiscal 2011, or an aggregate of approximately $156,000 in long-term incentives, as follows (collectively the “Jones July 2008 Grants”):
•
The grant of 16,667 stock options with an exercise price of Cdn.$3.36, vesting annually over a period of five years from the date of the grant, with a fair value at the grant date of approximately $19,000;

•	The grant of 13,200 RSUs vesting quarterly over a period of five years from the date of the grant, valued at approximately $33,500 on the date of the grant;
•
The conditional grant of 16,667 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Jones being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately $19,000. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 13,200 RSUs, conditional on Mr. Jones being continuously employed until February 1, 2009, vesting quarterly over a period of five years from the fulfillment of the condition, valued at approximately $33,500 on the date of the grant. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2009;

•
The conditional grant of 16,666 stock options with an exercise price of Cdn.$3.36, conditional on Mr. Jones being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, with a fair value at the grant date of approximately $19,000. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2010; and

•
The conditional grant of 13,200 RSUs, conditional on Mr. Jones being continuously employed until February 1, 2010, vesting quarterly over a period of five years from the fulfillment of the condition, valued at approximately $33,500 on the date of the grant. Mr. Jones has since fulfilled this condition and the grant became unconditional as at February 1, 2010.

Edward Ryan
After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined that Mr. Ryan’s annual eligibility for long-term incentives should be established at 45% of his base salary of $200,000, being $90,000. In connection with incentivizing Mr. Ryan through fiscal 2011, the Compensation Committee determined to grant Mr. Ryan, in fiscal 2009, stock options pursuant to the 1998 Stock Option Plan as long-term incentives for fiscal 2009, fiscal 2010 and fiscal 2011. Specifically, the Compensation Committee determined to grant Mr. Ryan 200,000 stock options which vest quarterly over five years from the date of the grant, expiring seven years from the date of the grant. The grant had a fair value of approximately $250,000 as at the grant date.

Stephanie Ratza
After considering various factors, including the benchmarking completed by Towers Watson in 2009, the Compensation Committee determined to make two grants of stock options to Ms. Ratza as long-term incentives for years including fiscal 2010 pursuant to the terms of the 1998 Stock Option Plan, as follows:
•	A grant of 50,000 stock options at an exercise price of Cdn.$3.36, vesting quarterly over a period of 5 years from the date of the grant and expiring seven years from the date of the grant; and
•	A grant of 50,000 stock options at an exercise price of Cdn.$3.13, vesting quarterly over a period of 5 years from the date of the grant and expiring seven years from the date of the grant.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2010 and 2009, being the Corporation’s only fiscal years completed after December 31, 2008:
Name and Principal Position	Fiscal Year Ended January 31,	Salary1	Share-based Awards2 6	Option-based Awards3 6	Annual non-equity incentive plan compensation4	All Other Compensation5	Total Compensation
		($)	($)	($)	($)	($)	($)
Arthur Mesher1	2010	317,965	-	-	158,983	-	476,948
Chief Executive Officer	2009	277,202	715,421	677,327	138,601	-	1,808,552
Stephanie Ratza1	2010	168,334	-	-	46,760	-	215,094
Chief Financial Officer	2009	146,754	-	110,069	40,765	-	297,588
Edward Ryan	2010	200,000	-	-	128,750	-	328,750
Executive Vice-President, Global Field Operations	2009	200,000	-	226,661	114,750	-	541,411
J. Scott Pagan1	2010	224,446	-	-	67,334	-	291,780
Executive Vice-President, Corporate Development & General Counsel & Corporate Secretary	2009	195,672	235,668	223,120	58,702	-	713,162
Chris Jones	2010	200,000	-	-	40,000	-	240,000
Executive Vice-President, Solutions & Services	2009	200,000	100,500	56,665	50,000	-	407,165

(1) The salary and non-equity incentive plan compensation of Mr. Mesher, Ms. Ratza and Mr. Pagan is paid in Canadian dollars. Amounts included in this table have been converted to US dollars at the at the closing foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which were 1 US dollar = 1.0693 Canadian dollars at January 29, 2010 and 1 US dollar = 1.2265 Canadian dollars at January 30, 2009.
(2) Dollar amounts in this column reflect the grant date fair value of RSUs issued in the applicable year, even if a portion of the RSU relates to services performed, or to be performed, in one or more past or future fiscal years, but do not include any amounts reported as non-equity incentive plan compensation that the Named Executive Officer elected to receive in the form of RSUs. The grant date fair value of an RSU was determined by multiplying the number of RSUs granted by the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may have received upon any eventual vesting and payment of the RSU awards.
 (3) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year, even if a portion of the stock option relates to service performed, or to be performed, in one or more past or future fiscal years. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. No stock options were granted to Named Executive Officers in fiscal 2010. Details of the options granted in fiscal 2009 are included in the table below called “Outstanding Option-based Awards and Share Based Awards”. In determining the grant date fair value of options granted on July 7, 2008, assumptions and estimates used included a 41.7% volatility factor, 3.4% risk-free rate and 5-year expected life. In determining the grant date fair value of options granted on November 28, 2008, assumptions and estimates used included a 43.8% volatility factor, 2.7% risk-free rate and 5-year expected life. Additional details on key assumptions and estimates used for financial statement purposes are discussed at Note 14 “Stock-based Compensation Plans” to our Consolidated Financial Statements for fiscal 2010.
(4) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. Mr. Ryan’s fiscal 2009 and fiscal 2010 variable short-term incentives were all paid in cash on a quarterly basis, with the last quarterly payment relating to fiscal 2010 made following fiscal 2010 but prior to May 3, 2010. For Named Executive Officers other than Mr. Ryan, each Named Executive Officer elected to receive his or her fiscal 2009 and fiscal 2010 variable short-term incentive in the form of RSUs. For such Named Executive Officers, fiscal 2009 short-term incentives were granted in the form of RSUs on June 1, 2009, and fiscal 2010 short-term incentives were granted in the form of RSUs on April 14, 2010
(5) “Other Annual Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. The total value of all perquisites and other personal benefits for each Named Executive Officer is excluded as it is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000.
(6) As described in the above footnotes, fiscal 2009 amounts have been changed from the fiscal 2009 amounts reported in the 2009 Management Information Circular to reflect the presentation requirements for the grant date fair value of multi-year awards described in the Canadian Securities Administrators’ Staff Notice 51-331.

Outstanding Option-Based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2010.

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested2
		(#)	(Cdn.$)		($)	(#)	($)
	Dec. 23, 2003	100,000	3.69	Dec. 23, 2010	245,955
	March 7, 2005	379,450	2.46	March 7, 2012	1,369,753
Arthur Mesher	March 30, 2006	40,000	4.37	March 30, 2013	72,945
	July 7, 2008	199,219	3.36	July 7, 2015	551,471
	July 7, 2008	199,219	3.36	July 7, 2015	551,471
	July 7, 20083	199,218	3.36	July 7, 2015	551,469
						238,493	1,409,591

	April 2, 2007	175,000	5.05	April 2, 2014	207,846
Stephanie Ratza	July 7, 2008	50,000	3.36	July 7, 2015	138,408
	Nov. 28, 2008	50,000	3.13	Nov. 28, 2015	149,163
						14,555	86,026

	May 28, 2007	100,000	4.66	May 27, 2014	155,242
Edward Ryan	July 7, 2008	200,000	3.36	July 7, 2015	553,633

	March 7, 2005	105,890	2.46	March 7, 2012	382,246
	March 30, 2006	70,000	4.37	March 30, 2013	127,654
J. Scott Pagan	July 7, 2008	65,625	3.36	July 7, 2015	181,661
	July 7, 2008	65,625	3.36	July 7, 2015	181,661
	July 7, 20083	65,625	3.36	July 7, 2015	181,661
						109,453	646,912

	May 27, 2005	200,000	2.64	May 27, 2012	688,301
	July 7, 2008	16,667	3.36	July 7, 2015	46,137
Chris Jones	July 7, 2008	16,667	3.36	July 7, 2015	46,137
	July 7, 20083	16,666	3.36	July 7, 2015	46,134
						59,129	349,477

(1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2010 (Cdn. $6.32) and the option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.0693 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 29, 2010 the last business day of fiscal 2010. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(2) All share-based awards are in the form of RSUs. The market value of RSUs that have not vested was determined using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2010.
(3) Grant was conditional on continued employment. The condition was fulfilled on February 1, 2010 and the grant is now unconditional.

Incentive Plan Awards – Value vested or Earned During Fiscal 2010

	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year3
Name	($)	($)	($)
Arthur Mesher	649,264	486,541	158,983
Stephanie Ratza	46,105	32,223	46,760
Edward Ryan	151,548	-	128,750
J. Scott Pagan	165,828	240,299	67,334
Chris Jones	70,260	94,797	40,000

(1) The total value of stock options that vested in fiscal 2010. The value is equal to the difference between the exercise price of the option and the closing price of the Common Shares reported on the vesting date.
(2) The total value of RSUs vested and paid during fiscal 2010.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

Termination and Change of Control Benefits

The employment contracts we have entered into with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of any of these events:
•	If the Named Executive Officer is terminated without cause;
•	A change in the relationship between the Corporation and the Named Executive Officer; and
•	A change of control in the ownership of the Corporation.

When determining the amounts and the type of compensation and benefits to provide in the event of a termination, change in relationship or change in control described above, we considered available information with respect to amounts payable to similarly situated officers of our principal competitors that are listed in the section entitled “Competitive Compensation” which may be found above.

We believe it is in the best interest of the Corporation and its shareholders that the Named Executive Officers are encouraged to focus on the Corporation’s operations. Differences in payment periods, if any, are driven by the position held by the Named Executive Officer and by the Named Executive Officer’s length of service with the Corporation.

Termination Without Cause
If the Named Executive Officer is terminated without cause, we may be obligated to make payments and/or provide benefits to the Named Executive Officer. A termination without cause means a termination of a Named Executive Officer for any reason other than the following:
•	The Named Executive Officer’s conviction of a felony or an indictable offense;
•
The Named Executive Officer’s material breach of any material representation, warranty, covenant or agreement contained in the Named Executive Officer’s employment agreement, non-disclosure agreement or the Corporation’s Code of Business Conduct and Ethics (the “Code”);

•	The Named Executive Officer’s gross and willful misconduct;
•	The Named Executive Officer’s commission of an act involving embezzlement or fraud;
•	The Named Executive Officer’s gross and willful malfeasance or gross and willful non-feasance;
•	The Named Executive Officer’s refusal to perform his or her duties; or
•	“Cause” as defined at law.

Change in the Relationship Between the Corporation and the Named Executive Officer
If there is a change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide payments or benefits to the Named Executive Officer, unless such a change is in connection with the termination of the Named Executive Officer either for cause or due to the death or disability of the Named Executive Officer. Some examples of such a change in the relationship between the Named Executive Officer and the Corporation are:
•
A change in control described in the previous section which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control (except for a change in any position or duties as a director or for any other material change that is the result of a promotion), which includes any removal of the Named Executive Officer from, or any failure to re-elect or re-appoint the Named Executive Officer to, any positions or offices he or she held immediately prior to such a change in control;

•
A material reduction by either the Corporation or by any of the Corporation’s subsidiaries of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by either the Corporation or the Corporation’s subsidiaries; or

•	A material breach of the employment agreement between the Corporation and the Named Executive Officer which is committed by the Corporation.

Change in Control
If there is a merger, acquisition or other change in control of the ownership of the Corporation (a “Change of Control”), we may be obligated to provide payments or benefits to the Named Executive Officer. A Change in Control includes the following events:
•	There is a transaction in which any person or group acquire ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
•
During any two year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

•
There is a transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

•	There is a transaction to sell all or substantially all of the assets of the Corporation.

Amounts Payable Upon Termination or Change of Control
If any one of the triggering events described above take place with respect to any of the Named Executive Officers, we may be obligated to make the payments described below.

Arthur Mesher / J. Scott Pagan
If the Corporation terminates the employment of Mr. Mesher or Mr. Pagan other than for “cause” or the Corporation is deemed to have terminated such Named Executive Officer’s employment as a result of a change in the relationship between the Corporation and the Named Executive Officer, then the following will apply:

•
We are required to pay the Named Executive Officer his base salary and maximum variable short-term compensation for up to two years (the “severance period”), subject to a claw-back of up to 75% of such amounts based on the timing and amount of compensation earned by the Named Executive Officer in performing services for third parties during the severance period;

•
We are required to pay the Named Executive Officer an amount, in equal semi-monthly amounts over the severance period, in respect of stock options and RSUs from the July 2008 Grants that are unconditionally granted and unvested (“Unvested Options” and “Unvested RSUs”) as of the date the Corporation provides notice of termination or is deemed to have terminated the Named Executive Officer’s employment (the “Termination Date”), as follows:

o
If the Termination Date is prior to the signing of a letter of intent between the Corporation and a third party for a transaction that, if completed, would result in a Change in Control (a “Letter of Intent”), then there is no payment.

o
If the Termination Date is after the signing of a Letter of Intent, and either the Change in Control contemplated by the Letter of Intent or any competing Change in Control occurs within twelve (12) months following the Termination Date, then a payment equal to the in-the-money amount for any Unvested Options and fair market value of any Unvested RSUs that were scheduled to vest in the severance period if the Named Executive Officer’s employment had not been terminated. In such a scenario, the fair market value in respect of a Change of Control is the per share amount of any cash and non-cash consideration determined three days prior to the Change of Control.

o
If the Termination Date is after the signing of a Letter of Intent, but neither the Change in Control contemplated by such Letter of Intent nor any competing Change in Control occurs within twelve (12) months following the Termination Date, then there shall be no payment.

o
If the Termination Date is after the completion of a Change in Control and prior to the first anniversary of that Change in Control, a payment equal to the in-the-money amount of any Unvested Options and fair market value of any Unvested RSUs.

o
If the Termination Date is after the first year anniversary of a Change in Control, a payment equal to the in-the-money amount for any Unvested Options and fair market value of any Unvested RSUs that were scheduled to vest in the severance period if the Named Executive Officer’s employment had not been terminated.

•	In the case of Mr. Mesher, he will have a period of two years after the Termination Date to exercise any vested stock options or RSUs from the Mesher July 2008 Grants.

•	We are required to continue the Named Executive Officer’s employee benefits for the severance period.

To receive the severance payments outlined above, the Named Executive Officer is required to execute a written release in favour of the Corporation and its employees and agents reasonably satisfactory to the Corporation of any claims arising from or related to the Named Executive Officer’s employment or severance from employment (other than claims for payments pursuant to the employment agreement). Further, the Named Executive Officer must continue to abide by his post-employment covenants to the Corporation to remain eligible for the severance amounts. These covenants include a post-Termination Date non-competition covenant for one year, a post-Termination Date non-solicitation covenant for two years, and confidentiality and non-disparagement covenants. We may waive any breach by the Named Executive Officer of any provision of a covenant or agreement upon the review and approval of our Board.

Mr. Mesher’s stock options, other than the Mesher July 2008 Grants, provide that (i) in the event of a Change in Control they become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without “cause”, they become fully exercisable (to the extent not already vested) and expire six months after such event, subject to an earlier expiry based on the original expiry date of the option. Mr. Pagan’s stock options, other than the Pagan July 2008 Grants, provide that in the event of a Change in Control they become fully exercisable (to the extent not already vested).

Mr. Mesher’s and Mr. Pagan’s RSUs, other than their respective July 2008 Grants, provide that the RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of his employment without “cause”; or (ii) on the effective date of a “Corporate Transaction”. A “Corporate Transaction” is considered to be any of the following:

(i)	a Change in Control;

(ii)	a capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;

(iii)
an offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

(iv)
an acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

(v)	a sale of all or substantially all of the assets of the Corporation or any subsidiary; or

(vi)	an extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

Stephanie Ratza / Edward Ryan / Chris Jones
The employment agreements with each of Stephanie Ratza, Edward Ryan and Chris Jones provide that if such Named Executive Officer is terminated without “cause”, the Corporation will pay such Named Executive Officer up to twelve months’ salary as compensation for severance, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with such Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a Change of Control, then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above.  Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the Summary Compensation Table above.

During any severance period, the Named Executive Officer will remain eligible to continue to participate in the employee benefit plans and programs of the Corporation.

To receive the severance payments outlined above, the Named Executive Officer is required to execute a written release of all claims (other than claims for payments pursuant to the employment agreement) reasonably satisfactory to the Corporation releasing the Corporation and its employees and agents from any claims arising from or related to the Named Executive Officer’s employment or severance from employment. Further, the Named Executive Officer must continue to abide by his post-employment covenants to the Corporation to remain eligible for the severance amounts. These covenants include post-Termination Date non-competition covenant for one year, a post-Termination Date non-solicitation covenant for two years, and confidentiality and non-disparagement covenants. We may waive any breach by the Named Executive Officer of any provision of a covenant or agreement upon the review and approval of our Board.

Stock options granted to the Named Executive Officers prior to fiscal 2009 provide that in the event of a Change in Control, the options become fully exercisable (to the extent not already fully vested).

RSUs granted to the Named Executive Officers provide that the RSUs will vest (to the extent they have not previously vested) (i) immediately, in the event of the termination of the Named Executive Officer’s employment without Cause; or (ii) on the effective date of a Corporate Transaction.

Quantitative Estimates of Payments upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause”, change in relationship or a Change in Control may be found in the table below. This table sets forth the estimated amount of payments and other benefits each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2010. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$6.32 per Common Share as reported on the TSX on January 29, 2010, the last trading day of fiscal 2010, converted to US dollars at the rate of 1 US dollar = 1.0693 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 29, 2010, the last business day of fiscal 2010. Stock option amounts deduct the applicable exercise price of the stock options. RSU values are calculated using the fair market value of our Common Shares of $5.93 per Common Share as reported on NASDAQ on January 29, 2010. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. The “Without Cause” summary information for Mr. Mesher and Mr. Pagan includes any deemed termination by the Corporation due to a change in relationship, as described above in the Termination and Change of Control Benefits section.

	Event	Salary ($)	Variable Short-term ($)	Stock Options ($)	RSUs ($)	Total ($)
Arthur Mesher	Without Cause and Change of Control	635,930	317,965	692,394	928,045	2,574,334
	Without Cause	635,930	317,965	122,670	441,832	1,518,397
	Change of Control	-	-	140,906	441,832	582,738
Stephanie Ratza	Without Cause	168,334	-	-	86,311	254,645
	Change of Control	-	-	93,531	86,311	179,842
Edward Ryan	Without Cause	200,000	-	-	-	200,000
J. Scott Pagan	Without Cause and Change of Control	448,892	134,668	232,740	488,893	1,305,193
	Without Cause	448,892	134,668	-	328,735	912,295
	Change of Control	-	-	51,060	328,735	379,795
Chris Jones	Without Cause	200,000	-	-	162,773	362,773
	Change of Control	-	-	68,830	162,773	231,603

Director Compensation

The following table sets forth summary information concerning the annual compensation earned by each of the non-employee directors of the Corporation for fiscal 2010. Compensation is denominated in US dollars, however, was paid to non-employee directors who are resident in Canada in Canadian dollars.

Name	Fees Earned1 ($)	Share-based awards2 ($)	Total ($)
David Beatson	48,000	18,000	66,000
Michael Cardiff	40,000	18,000	58,000
J. Ian Giffen	57,500	25,000	82,500
Chris Hewat	28,750	18,000	46,750
Dr. Stephen Watt	37,500	18,000	55,500

(1) Certain directors elected to and/or were required to receive a portion of the fees that they earned in fiscal 2010 in the form of DSUs. In respect of fiscal 2010, the following number of DSUs were granted to directors with the value of the DSUs expressed in parentheses using fair value of the DSUs at the time of the grant of the DSUs: (i) David Beatson – 2,535 ($12,500); (ii) Michael Cardiff – 2,535 ($12,500); (iii) J. Ian Giffen – 11,662 ($57,500) ; (iv) Chris Hewat – 1,438 ($6,250) ; and (v) Dr. Stephen Watt – 6,094 ($31,729).
(2) Amounts set forth in this column reflect awards of RSUs. RSUs are valued by multiplying the number of RSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant. These amounts do not reflect any financial benefit a director may have actually received from the vesting and payment of the awards.

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2010 based on the retainers for Board and committee work outlined in the table below.

Retainer
Annual Base Retainer	$25,000
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corp. Governance Committee Retainer	$5,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member

A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her compensation for that fiscal year in the form of DSUs. Directors may be required to receive a minimum amount of their compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Equity Ownership Policy, described further below.

All annual retainers are paid in cash and/or DSUs as described below. Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person are compensated an additional $1,000 per meeting.

The Board of Directors adopted its original Equity Ownership Policy on June 28, 2004. Under the original Equity Ownership Policy, non-employee directors were required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 3 times the annual base retainer of $15,000 ($45,000), within a period ending on the later of June 28, 2010 and the date that is six years from the date the individual becomes a director. Effective May 24, 2007, the annual base retainer for non-employee directors was increased to $20,000 per year and the requirement under the Equity Ownership Policy was correspondingly increased to 3 times the annual base retainer of $20,000 ($60,000). Effective March 5, 2008, the Equity Ownership Policy was increased to $80,000. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs. On March 10, 2009, the Board amended the Equity Ownership Policy such that a director’s investment in the Corporation will be measured as the greater of the value of the investment at the investment date and the current fair market value of the investment, on an investment-by-investment basis.

At the annual meeting of the Corporation’s shareholders held on May 24, 2007, the Corporation’s shareholders approved an amendment to the 1998 Stock Option Plan that limited the grant of options to directors who are not employees or officers of the Corporation (a “non-executive director”). More specifically, the 1998 Stock Option Plan was amended to provide that no options would be granted to any non-executive director after May 24, 2007 if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares. The Corporation has not granted options to purchase Common Shares to non-executive directors pursuant to the 1998 Stock Option Plan since the amendment was adopted on May 24, 2007. As at May 3, 2010, non-executive directors held options to purchase 150,000 Common Shares pursuant to the 1998 Stock Option Plan, representing 0.2% of the Corporation’s issued and outstanding Common Shares.

Effective for fiscal 2010, each non-executive director receives an annual grant of $25,000 in RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Newly-elected directors receive a one-time grant of $62,500 in the form of RSUs. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of five years provided the director continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors. Each member of the Board of Directors is also eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

The Chairman of the Board receives an annual retainer of $25,000 paid as follows: (i) $12,500 in cash; and (ii) $12,500 in RSUs. Retainers are paid in cash on a quarterly basis. Each RSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The RSUs vest equally over a period of three years provided the Chairman of the Board continues to serve on the Board of Directors. All unvested RSUs vest automatically in the event of a Corporate Transaction.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each of the Corporation’s non-employee directors as at January 31, 2010.

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money options1	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested2
		(#)	(Cdn.$)		($)	(#)	($)
	March 21, 2006	45,000	4.17	March 21, 2013	90,480
David Beatson	May 26, 2006	15,000	4.40	May 26, 2013	26,934
						10,141	59,937

Michael Cardiff						15,826	93,538

	May 27, 2005	15,000	2.64	May 27, 2012	51,623
J. Ian Giffen	May 26, 2006	15,000	4.40	May 26, 2013	26,934
						14,689	86,818

	May 27, 2005	15,000	2.64	May 27, 2012	51,623
Chris Hewat	May 26, 2006	15,000	4.40	May 26, 2013	26,934
						10,141	59,937

	May 27, 2005	15,000	2.64	May 27, 2012	51,623
Dr. Stephen Watt	May 26, 2006	15,000	4.40	May 26, 2013	26,934
						10,141	59,937
(1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2010 (Cdn. $6.32) and the option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.0693 Canadian dollars, being the foreign exchange rate reported by the Bank of Canada on January 29, 2010, the last business day of fiscal 2010. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(2) Share-based awards are in the form of RSUs. The market value of RSUs that have not vested was determined using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2010 ($5.93). Not included in the table are DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors. As at January 31, 2010, the following number of DSUs were vested to directors with the value of the DSUs expressed in parentheses using the closing price of the Common Shares on the NASDAQ at the end of fiscal 2010 ($5.93): (i) David Beatson – 10,331 ($61,263); (ii) Michael Cardiff – 7,956 ($47,179); (iii) J. Ian Giffen – 25,868 ($153,397) ; (iv) Chris Hewat – 15,637 ($92,727) ; and (v) Dr. Stephen Watt – 32,195 ($190,916).

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2010

Name	Option-based awards – Value vested during the year1 ($)	Share-based awards – Value vested during the year2 ($)
David Beatson	9,111	16,018
Michael Cardiff	-	30,882
J. Ian Giffen	26,232	24,404
Chris Hewat	26,232	16,018
Dr. Stephen Watt	40,204	16,018
(1) The total value of stock options that vested in fiscal 2010. The value is equal to the difference between the exercise price of the option and the closing price of the Common Shares reported on the vesting date.
(2) The total value of RSUs vested and paid during fiscal 2010.

Performance Graph
The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010
Actual Data (Cdn.$)
Descartes (DSG)	2.23	3.85	4.61	3.77	3.32	6.32
S&P/TSX Composite Index	9204.00	11945.64	13034.12	13155.10	8694.90	11094.31
NASDAQ Composite Index	2062.41	2305.82	2463.93	2389.86	1476.42	2147.35
Software & Services Industry Subgroup	612.28	600.89	685.29	754.91	728.56	953.15

Nominal Data (Cdn.$)
Descartes (DSG)	100	173	207	169	149	283
S&P/TSX Composite Index	100	130	142	143	94	121
NASDAQ Composite Index	100	112	119	116	72	104
Software & Services Industry Subgroup	100	98	112	123	119	156

Mr. Mesher was appointed as CEO of the Corporation in November 2004. Since that time, the performance of the Corporation’s Common Shares has exceeded that of the indices included in the performance graph above. In addition, in fiscal 2010 the performance of the Corporation’s Common Shares exceeded that of the NASDAQ Composite Index and the S&P/TSX Composite Index over the same period. These trends are reflected in the compensation that has been awarded to the Named Executive Officers over those comparable periods.

Directors’ and Officers’ Liability Insurance

Effective August 1, 2009, the Corporation’s directors’ and officers’ liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $100,000 for each non-securities claim and a deductible of $250,000 for each securities claim, and has annual premiums of approximately $237,200, plus applicable taxes.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, either current or having held such position during fiscal 2010, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at May 3, 2010, or has been, at any time since the beginning of fiscal 2010, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2010 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2011. For fiscal 2010, the Corporation incurred fees of Cdn.$872,600 for legal services rendered by Blake, Cassels & Graydon LLP.

           No person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2010, or any proposed nominee for election as a director, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2010 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and National  Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Corporation believes that it has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. For fiscal 2010, the Board of Directors was composed of a majority of independent directors with four of six directors being independent. The four independent directors were: Mr. David Beatson; Mr. Michael Cardiff; Mr. J. Ian Giffen; and Dr. Stephen Watt. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chief Executive Officer, is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Mr. J. Ian Giffen, one of the Corporation’s independent directors, is the Chairman of the Board of Directors. The Corporation has taken additional steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The directors hold in camera sessions of the independent directors at the conclusion of meetings of the Board of Directors, at which Management and non-independent directors are not present. Five of these in camera meetings were held in fiscal 2010.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
David Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Michael Cardiff	Burntsand Inc. (TSX: BRT) Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS)
J. Ian Giffen	Absolute Software Corporation (TSX:ABT) MKS Inc. (TSX: MKX) Ruggedcom Inc. (TSX:RCM)

The Board of Directors and its committees held the following number of meetings:

	Year ended January 31, 2010	February 1, 2010 – May 3, 2010	Total
Board of Directors	11	2	13
Audit Committee	5	1	6
Compensation Committee	4	1	5
Corporate Governance Committee	4	1	5
Nominating Committee	3	1	4

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
David Beatson	13 of 13	11 of 11
Michael Cardiff	10 of 13	11 of 11
J. Ian Giffen	13 of 13	15 of 15
Christopher Hewat	13 of 13	5 of 5
Arthur Mesher	13 of 13	Not applicable
Dr. Stephen Watt	13 of 13	14 of 14

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “B”.

The Board of Directors reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board of Directors considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Majority Election of Directors Policy

The Board of Directors has adopted the Majority Voting Policy whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour or his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

Position Descriptions and Committee Charters

The Board of Directors has adopted a written description of the roles of the CEO and the Chairman of the Board. The CEO’s role is described as having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The Chairman of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The Chairman of the Board’s functions and responsibilities are described as including the following: (a) Board management; (b) advisory matters relating to the CEO; (c) assisting with succession planning; (d) reviewing management’s strategic initiatives; and (e) reviewing the effectiveness of the Corporation’s shareholder communications plan.

The Board of Directors has also adopted written charters for each of the four committees of the Board of Directors. Each committee charter includes a description of the role of the chairman of that committee.

Copies of the position descriptions of the Chairman of the Board and the CEO, and the committee charters are available at www.descartes.com or upon request from the Corporate Secretary of the Corporation.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board of Directors. While there is no formal orientation program in place, all new directors meet with the Chairman of the Board, the CEO, the CFO and/or the Corporation’s legal counsel. The Corporation’s legal counsel also reviews with each new member: (i) certain information and materials regarding the Corporation, including the role of the Board of Directors and its committees; and (ii) the legal obligations of a director of the Corporation.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Director education sessions are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend their knowledge of the Corporation and its operations. Each member of the Board of Directors is also eligible for reimbursement of up to $1,000 per fiscal year of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Ethical Business Conduct

The Board of Directors has adopted the Code applicable to the Corporation’s directors, officers and employees. A copy of the Code is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The General Counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board of Directors on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

In addition, the Board of Directors has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code or applicable laws; and the receipt, retention and treatment of such concerns. The Board of Directors and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, such transactions/agreements are considered and, if deemed advisable, approved by the independent directors.

Succession Planning

The Corporate Governance Committee, in consultation with the Chairman of the Board and the CEO, is responsible for overseeing the Corporation’s succession planning for the chief executive officer role. The Corporation’s succession planning includes the identification and consideration of suitable short- and long-term candidates to hold the chief executive officer role, on both an interim and permanent basis. Candidates are considered based on various factors, including executive experience, market and industry expertise, geographic location, familiarity with the Corporation’s business and customers and past successes in achieving particular corporate goals. Any considerations or recommendations of the Corporate Governance Committee in respect of succession planning are presented to the Board of Directors for consideration at a session without management present.

Audit Committee

The Audit Committee is comprised of J. Ian Giffen (Chair), David Beatson and Michael Cardiff. Each of Messrs. Giffen, Beatson and Cardiff is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of the NASDAQ and U.S. federal securities laws. Items 7.2 and 8 of the Corporation’s Annual Information Form dated April 29, 2010, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee as required by section 5.2 of the Audit Committee National Instrument. The Board of Directors has also determined that J. Ian Giffen is an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2010, the Audit Committee’s activities included the following:

Fiscal 2010 Audited Consolidated Financial Statements

•	Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements, and the notes and management’s discussion and analysis thereon;

•
Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the U.S., including the confirmation of the independent auditor’s independence;

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the U.S.; and

•	Recommended to the Board that the Corporation’s fiscal 2010 audited consolidated financial statements be approved.

Independent Auditor

•
Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and approved the compensation of the independent auditor;

•
Reviewed the independence and qualifications of the independent auditor and lead partners of the independent auditors, based on the independent auditor’s disclosure of its relationship with the Corporation;

•	Approved audit and permitted non-audit services to be performed by the independent auditor;

•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting

•	Reviewed any significant changes to applicable accounting principles and practices;

•
Reviewed with management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements and the notes and management’s discussion and analysis thereon;

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements;

•	Reviewed the certification process for annual and interim filings with the CEO and CFO; and

•	Reviewed and considered the Corporation’s fraud prevention and detection program.

Compliance
•	Reviewed the General Counsel’s reports on legal matters that may have a material impact on the Corporation;

•	Reviewed the Corporation’s investment policy;

•	Reviewed management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and

•	Reviewed the results of the audit committee hotline program.

Compensation Committee

The Compensation Committee is comprised of David Beatson (Chair), Michael Cardiff and Dr. Stephen Watt. Each of Messrs. Beatson and Cardiff and Dr. Watt is an independent director. None of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Compensation Committee is responsible for, among other things, reviewing and recommending the form and adequacy of compensation arrangements for the Board of Directors, CEO and other executive officers, having regard to associated risks and responsibilities.

Further information regarding the activities and recommendations of the Compensation Committee is provided in the section “Executive Compensation” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dr. Stephen Watt (Chair), J. Ian Giffen and Chris Hewat. Each of Dr. Watt and Mr. Giffen is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities. In fiscal 2010, the Corporate Governance Committee’s activities included the following:

•	Reviewed and approved for Board approval the Corporation’s corporate governance framework;

•	Periodically reviewed the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;

•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;

•
Reviewed the Corporation’s governing documents and recommended to the Board amendments to the Corporation’s Board of Directors mandate, Audit Committee charter, Compensation Committee charter, and Corporate Governance Committee charter;

•	Reviewed the Code and recommended to the Board certain amendments;

•	Conducted an assessment of the performance of the Board, the individual directors, each Board committee and the Chairman of the Board against their respective mandates;

•	Evaluated each director against independence criteria applicable to the Corporation;

•	Reviewed, and recommended to the Board for approval, the Corporation’s emergency preparedness plan;

•
Reviewed, and recommended to the Board for approval, amendments to the Corporation’s policy relating to the employment by the Corporation of any employee or former employee of the Corporation’s independent auditor; and

•
Reviewed, and recommended for Board approval, amendments to the Corporation’s equity ownership policy to measure equity ownership at the greater of the value on the date of the director’s investment and current market value.

Nominating Committee

The Nominating Committee is comprised of Dr. Stephen Watt (Chair) and J. Ian Giffen. Each of Dr. Watt and Mr. Giffen is an independent director.

The responsibilities, powers and operation of the Nominating Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board of Directors and to succeed the current CEO. To identify new candidates to serve on the Board of Directors, the Nominating Committee:

•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity;

•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board of Directors;

•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and

•
Maintains a list of suitable candidates for the Board who the Nominating Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix. Potential candidates are approached by the Chair of the Nominating Committee. Candidates meet with the members of the Nominating Committee and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

In fiscal 2010, the Nominating Committee’s activities included the following:

•	Reviewing the composition of the Board’s committees and recommending to the Board how the Board’s committees be constituted;

•
Recruiting and interviewing candidates for appointment to the Board, including by canvassing Board members for input on individuals considered to have the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors; and

•	Recommending to the Board the nomination of the current members of the Board for election at the annual meeting of shareholders.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The Corporate Governance Committee reviews the evaluations with the Chairman of the Board. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Chairman of the Board or a designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s peer evaluation findings.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2010 prepared in accordance with United States Generally Accepted Accounting Principles and Management’s Discussion & Analysis of Results thereon. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 2358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2011.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 4, 2010.
J. Scott Pagan
General Counsel & Corporate Secretary

SCHEDULE “A”

Reconciliation of Non-GAAP Financial Measure - Adjusted Net Income
The Corporation prepares and releases quarterly unaudited and annual audited financial statements prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”). The Corporation also discloses and discusses certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. The Corporation believes that certain non-GAAP financial measures, such as Adjusted Net Income, provide current shareholders and potential investors with additional information in making investment decisions about the Corporation and measuring the Corporation’s operational results.

The term “Adjusted Net Income” refers to a financial measure that the Corporation defines as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for fiscal 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of the Corporation’s ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted Net Income, which the Corporation references to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and the Corporation provides the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how the Corporations measures its own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, the Corporation has completed eleven acquisition transactions since February 2007 (including two acquisition transactions in the first quarter of fiscal 2011) and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income to net income reported in the Corporation’s unaudited Consolidated Statements of Operations for Q4FY10, Q3FY10, Q2FY10 and Q1FY10, which the Corporation believes is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY10	Q3FY10	Q2FY10	Q1FY10

Net income, as reported on Consolidated Statements of Operations	10.3	1.0	0.8	2.2
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense (recovery)	(11.0)	1.8	2.0	(0.4)
Depreciation expense	0.6	0.5	0.4	0.4
Amortization of intangible assets	1.7	1.7	1.8	1.8
Amortization of deferred compensation, stock-based compensation and related taxes	3.0	0.2	0.1	0.1
Acquisition-related expenses	0.4	-	0.2	0.3
Restructuring charges	0.3	0.1	-	0.4
Adjusted Net Income	5.2	5.2	5.2	4.7

A-1

The table below reconciles Adjusted Net Income to net income reported in the Corporation’s audited Consolidated Statements of Operations for the year ended January 31, 2010, which the Corporation believes is the most directly comparable GAAP measure.

(US dollars in millions)	FY10

Net income, as reported on Consolidated Statements of Operations	14.3
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.4)
Income tax recovery	(7.6)
Depreciation expense	1.9
Amortization of intangible assets and contingent acquisition consideration	7.0
Amortization of deferred compensation, stock-based compensation and related taxes	3.4
Acquisition-related expenses	0.9
Restructuring charges	0.8
Adjusted Net Income	20.3

A-2

SCHEDULE “B”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS
1. PURPOSE
1.
The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the Chairman of the Board shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence — The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors — The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.
Meetings Without Management — The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”).
1.	Strategic Planning
a.
Strategic Plans — At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans — The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring — At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.
General — The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

b.
Review of Controls — The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management
a.	General — At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review — At least annually, the Board shall, with the assistance of the Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information
a.
General — At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General — At least annually, the Board in conjunction with the Chief Executive Officer shall review the Company’s overall communications strategy, including measures for receiving feedback from the Company’s shareholders.

b.
Disclosure — At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board
a.
Board Committees — The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.
Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.
d.	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
e.
Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4. DIRECTOR ORIENTATION AND EVALUATION
1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
This mandate was last revised and approved by the Board on March 10, 2009.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-7037
e-mail: info@descartes.com

www.descartes.com